DLA Piper Rudnick Gray Cary US LLP
33 Arch Street, 26th floor
Boston, MA 02110
T 617.406.6000
F 617.406.6100
W www.dlapiper.com
Paul M. McDermott
paul.mcdermott@dlapiper.com
T 617.406.6054 F 617.406.6154
March 15, 2006
Daniel Lee, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561CF/AD3
Washington, D.C. 20549

Re:	Visicu, Inc.
Registration Statement on Form S-1
Amendment No. 2 filed March 13, 2006
SEC File No. 333-129989

Dear Mr. Lee:
          This letter is submitted on behalf of Visicu, Inc. (the “Company”) in response to the comments provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed January 19, 2006 (File No. 333-129989), as set forth in the comment letter from Assistant Director Barbara Jacobs to Frank T. Sample dated February 3, 2006 (the “February 3 Comment Letter”).
          As you are aware, subsequent to the issuance of the February 3 Comment Letter, we have had numerous communications with the Staff, primarily by way of formal response letters that we have delivered to the Staff and submitted as EDGAR correspondence, and telephone conference calls. We have responded to all of the comments contained in the February 3 Comment Letter through our prior correspondence. In light of these communications with the Staff, the Company filed Amendment No. 2 to the Registration Statement on March 13, 2006 (the “Amended Registration Statement). For purposes of this letter, the term “Prospectus” means the prospectus that is a part of the Amended Registration Statement.
          At your request, we are filing this response letter to correlate our previously-submitted comment responses to the disclosure contained in the Amended Registration Statement. For reference purposes, the text of the February 3 Comment Letter has been reproduced herein (in bold) with responses below each numbered comment.

Daniel Lee, Esq.
March 15, 2006

Amendment No. 1 to Registration Statement on Form S-1
Prospectus Summary
Critical Care Medicine Study, page 3
1.	Staff Comment: Please clarify whether Sentara Healthcare provided the remaining support for the study or whether other parties other than you also funded the study.

Company Response: In response to the Staff’s comment, the Company has revised the discussion of the Critical Care Medicine study on page 3 of the Prospectus.
Use of Proceeds, page 23
2.	Staff Comment: Please elaborate on your expectations to use portions of the proceeds to increase sales and marketing efforts and to enhance your product offerings. Please provide additional detail as to the focus for your planned increase in sales and marketing efforts and the research and development initiatives you plan to pursue.

Company Response: In response to the Staff’s comment, the Company has revised its Use of Proceeds disclosure on page 23 of the Prospectus.
Dividend, page 23
3.	Staff Comment: Please provide disclosure in your prospectus with respect to the reason for and timing of the special cash dividend.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure regarding the special cash dividend on page 23 of the Prospectus.

4.	Staff Comment: We note your response to comment. 4 of our letter dated December 23, 2005. Your cover letter dated January 19, 2006 accompanying the supplemental information you have submitted notes that a study by the Clinical Advisory Board is only available to members of the Clinical Advisory Board. We further note that your discussion regarding the increasing number, acuity and costs of ICU patients specifically cites the study as a source for the data you have presented in the discussion. As the study is not publicly available without cost or at a nominal expense, it appears that the consent of the Clinical Advisory Board to the use of their information in the prospectus and to the reference to them should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

Company Response: In response to the Staff’s comment, the Company advises that The Advisory Board gave the Company the referenced consent, which was filed as Exhibit 23.4 to the Amended Registration Statement.

Daniel Lee, Esq.
March 15, 2006

5.	Staff Comment: In our review of the supplemental materials you have provided that support certain third-party statements in your prospectus, we were unable to locate the support for your statement that “a shortage of intensivists in the United States has prevented hospitals from providing additional intensivist oversight in the ICU” and that “only 10% to 20% of hospitals currently have the dedicated intensivists on staff needed to meet the Leapfrog Group’s ICU physician staffing criteria.” Please advise where we may locate the statement in the supplemental materials you have provided or otherwise provide us such supporting documents.

Company Response: Please refer to our comment response letter addressed to you dated February 13, 2006 (the “February 13 Response Letter”) for the Company’s response to this comment. Because our response involved only an explanation of our existing disclosure and no revised disclosure, we have not provided a cross-reference to the Amended Registration Statement.

6.	Staff Comment: We note your revised disclosure and response to comment 7 of our letter dated December 23, 2005. We, however, note in your disclosure on page 51 that Sutter Health and Advocate Health Care represented greater than 10 percent of your revenue in each of the periods disclosed. For the year ended December 31, 2004, Sutter Health and Advocate Health Care represented 20 percent and 23 percent, respectively, of your revenue. It would appear that Sutter Health and Advocate Health Care are significant customers. Please advise us of their share of your revenue for the year ended December 31, 2005 as well as of your revenue backlog. Upon receipt of this information, we may have additional comments.

Company Response: Please refer to our February 13 Response Letter for the Company’s response to this comment. Because our response involved only an explanation of our existing disclosure and no revised disclosure, we have not provided a cross-reference to the Amended Registration Statement.
Government Regulation
Food and Drug Administration, page 55
7.	Staff Comment: Please advise us whether the predicate devices you note in your response to comment 35 of our letter dated December 23, 2005 are competitive to your eICU Program.

Company Response: Please refer to our February 13 Response Letter for the Company’s response to this comment. Because our response involved only an explanation of our existing disclosure and no revised disclosure, we have not provided a cross-reference to the Amended Registration Statement.

Daniel Lee, Esq.
March 15, 2006

Legal Proceedings, page 60
8.	Staff Comment: We note your response to comment 37 of our letter dated December 23, 2005. Please elaborate on the significance of your statement that “iMDsoft noted in its reexamination request references that were not previously reviewed by the examiner during the prosecution of [y]our patent.” Specifically, please discuss what references iMDsoft noted in their reexamination request and why they were not previously reviewed. Please elaborate on the significance of such references to your patent and the reexamination process. Further, please clarify whether the subsequent review of such “references” led the U.S. Patent Office to determine that new questions of patentability had arisen and explain what requirements were met for a patent reexamination.

Company Response: Please refer to the February 13 Response Letter for the Company’s initial response to this comment. In further response, the Company advises that on March 8, 2006, the United States Patent and Trademark Office (the “PTO”) issued a notice of intent to issue a reexamination certificate allowing all 26 claims of the Company’s issued U.S. patent as amended. Under U.S. Patent Office procedure, the issuance of the reexamination certificate will conclude the reexamination proceeding. As a result of this recent development, the Company has made further revisions in its disclosure on pages 57 (Intellectual Property) and 64 (Legal Proceedings) of the Prospectus.
Note 5, Stock Options, page F-14
Notes to Financial Statements, page F-7
Note 5, Stock Options, page F-14
9.	Staff Comment: We have reviewed your response to comment 47 of our letter dated December 23, 2005. Your disclosure on page 32 indicates that in connection with the preparation of your 2004 audited financial statements you concluded that you were no longer an early stage business and that “accordingly, the valuation of [your] common stock was more complex and required independent appraisals” and “as a result, [you] engaged an independent appraiser.” This type of reference appears consistent with those contemplated by Rule 436(b) of Regulation C. We reissue comment 47 in its entirety. As previously requested, if you continue to refer to an independent appraisal, you must identify in your disclosure this valuation specialist and include the expert’s consent. Also, refer to footnote 60 to paragraph 179(c) to the AICPA Practice Aid on the Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Company Response: Please refer to our comment response letters addressed to Mr. Chauncey Martin dated February 7, 2006 (the “February 7 Response Letter”), February 17, 2006 (the “February 17 Response Letter”) and March 7, 2006 (the “March 7 Response Letter,” and collectively, the “Accounting Response Letters”) for the Company’s responses to this comment. In further response, we note that the Company has revised its disclosure on page 34 of the Amended Registration Statement to identify Hooke Associates, LLC as the independent valuation specialist. We further note that Hooke Associates gave the Company the referenced consent, which was filed as Exhibit 23.4 to the Amended Registration Statement.

Daniel Lee, Esq.
March 15, 2006

10.	Staff Comment: Please provide us with sufficient objective support for the amounts by which you have discounted your valuations for lack of marketability and the potential impact of litigation. Reconcile the statements made in your contingency section regarding the litigation against you to the 30 percent and 15 percent discounts you took relative to the same litigation.

Company Response: Please refer to the February 7 Response Letter for the Company’s response to this comment. In further response, we note that, as is discussed in the March 7 Response Letter and the revised stock-based compensation disclosure on pages 36 through 38 of the Prospectus, the Company has reduced the discounts for lack of marketability and for the potential impact of the Cerner litigation for the periods since January 1, 2006 in its reassessed fair value calculations prepared solely for purposes of accounting for stock-based compensation.

11.	Staff Comment: Reconcile and explain the differences between the fair values of the underlying common stock at each contemporaneous valuation date, including the difference between the most recent fair value and the midpoint of your offering range, which we understand to be $11 to $13. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Company Response: Please refer to the Accounting Response Letters for the Company’s responses to this comment. In further response, we note that the Company has revised its stock-based compensation disclosure on pages 34 through 39 of the Prospectus in a manner which the Company believes is responsive to the Staff’s comment.

12.	Staff Comment: Provide us a summary of the options or shares you have granted subsequent to September 15, 2005 through the date of your response. Include the number of options or shares granted, the exercise price and the fair value of the underlying common stock.

Company Response: Please refer to the February 7 Response Letter for the Company’s response to this comment. In further response, we note that the requested information also is set forth in Note 5 to the Company’s 2005 financial statements, on pages F-16 and F-17 of the Prospectus.

13.	Staff Comment: The last paragraph under the heading stock-based compensation on page 34 indicates that you intend to adopt the provisions of Statement 123(R) using the modified prospective method. Revise to clarify that this adoption alternative only applies to the awards issued after November 29, 2005 and that you will apply the prospective method for awards issued prior to November 29, 2005 (awards disclosed using the minimum value method). See your disclosure regarding SFAS 123(R) on page F-11.

Daniel Lee, Esq.
March 15, 2006

Company Response: In response to the Staff’s comment, the Company has revised its disclosure regarding SFAS 123(R) and notes that such revised disclosure is found in the second paragraph of the stock-based compensation disclosure on page 34 of the Prospectus.
Item 15. Recent Sales of Unregistered Securities, page II-2
14.	Staff Comment: Please separately disclose the securities issued pursuant to Rule 701 of Regulation D and those securities issued in which Section 4(2) of the Securities Act was relied upon. Your disclosure also suggests that certain awards of restricted stock were made without further detailing such awards. Please revise as appropriate.

Company Response: In response to the Staff’s comment, the Company has revised its Item 15 disclosure on page II-2 of the Amended Registration Statement.

15.	Staff Comment: With respect to the securities issued on reliance of Section 4(2), please disclose the facts and circumstances upon which you relied on to determine that Section 4(2) was available. Please discuss whether the purchasers were accredited or sophisticated investors and, if the latter, the access to information afforded to them.

Company Response: Please refer to the February 13 Response Letter for the Company’s initial response to this comment. In further response, the Company has revised its Item 15 disclosure on page II-2 of the Amended Registration Statement.

*	*	*	*	*
          We and the Company very much appreciate the Staff’s attention to the review of the Company’s responses. Please do not hesitate to contact the undersigned at (617) 406-6054, David Chalk at (410) 580-4120 or George Nemphos at (410) 580-4225 if you have any questions regarding this letter.

Sincerely,
/s/ Paul M. McDermott

Paul McDermott

cc:	Barbara C. Jacobs, Esq.
Mr. Chauncey Martin
Mr. Brad Skinner
Mr. Frank T. Sample